EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Ownership Percentage	Jurisdiction of Organization
Alnylam U.S., Inc.	100%	Delaware
Alnylam Europe AG	100%	Germany
Alnylam Securities Corporation	100%	Massachusetts
Alnylam (Bermuda) Ltd.	100%	Bermuda
Alnylam UK Limited	100%	United Kingdom
Alnylam Switzerland GmbH	100%	Switzerland
Sirna Therapeutics, Inc.	100%	Delaware